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SECUR[illegible]

18007005

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section MAR 16 2018 Washington DC

SEC FILE NUMBER
8-67456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRYSTAL BAY SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7499 WEST ATLANTIC AVE, SUITE 208
(No. and Street)

DELRAY BEACH	FL	33446
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TRACIE O'KEEFE, (732) 691-7010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Ave	Daytona Beach Shores	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafael Golan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRYSTAL BAY SECURITIES INC., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KARISHMA PERSAUD
Notary Public - State of Florida
My Comm. Expires Jun 15, 2018
Commission # FF 095367

Signature

President

Title

Karishma Persaud

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRYSTAL BAY SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2017

CRYSTAL BAY SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholders
of CRYSTAL BAY SECURITIES, INC.

Opinion on the Financial Statements

We have audited the financial statements of CRYSTAL BAY SECURITIES, INC. ("Company") which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as CRYSTAL BAY SECURITIES, INC.'s auditor since 2017.
February 18, 2018

CRYSTAL BAY SECURITIES INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		For Year Ended December 31, 2017
CURRENT ASSETS		
Cash and cash equivalents	$	42,219
Commissions receivable		3,069
Prepaid expenses		3,920
Deposits with clearing broker		17,321
Property & equity, net of accumulated depreciation of $3,178		-
Total current assets		66,529
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	66,529
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	15,495
Due to clearing account		4,984
Total current liabilities		20,479
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value; 100 shares authorized, issued and outstanding		100
Additional paid in capital		362,227
Retained earnings (deficit)		(316,277)
Total Stockholders' Equity		46,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	66,529

See notes to financial statements and auditors' report.

CRYSTAL BAY SECURITIES INC.
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2017

		2017
REVENUES:		
Commission income	$	405,027
Other income		215
Total income		405,242
EXPENSES:		
Clearing fees		28,984
Commission expense		302,375
Occupancy - Related party		47,430
Professional fees		67,571
Wages and salaries		28,000
Reimbursed expenses - Related party fees		92,074
Other operating expenses		16,298
Total expenses		582,732
NET (LOSS) FROM OPERATIONS	$	(177,490)

See notes to financial statements and auditors' report.

CRYSTAL BAY SECURITIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2017

	Common Stock Number of Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2017	100	$ 100	$ 229,248	$ (138,787)	$ 90,561
Capital Contribution	-	-	132,979	-	132,979
Net Income (Loss)	-	-	-	(177,490)	(177,490)
Distribution of capital	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-
Balance at December 31, 2017	100	$ 100	$ 362,227	$ (316,277)	$ 46,050

See notes to financial statements and auditors' report.

CRYSTAL BAY SECURITIES INC.
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(177,490)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		353
Net change in operating assets and liabilities:		
Other current assets		19,716
Other non-current assets		-
Other current payables		4,984
Commissions payable		9,968
NET CASH PROVIDED BY OPERATING ACTIVITIES		(142,469)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		132,979
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		132,979
NET CHANGE IN CASH AND CASH EQUIVALENTS		(9,490)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		51,709
CASH AND CASH EQUIVALENTS, END OF YEAR	$	42,219

See notes to financial statements and auditors' report.

Note 1 Organization and Summary of Significant Accounting Policies

Organization and Business
Crystal Bay Securities, Inc. ("Company") was formed on January 10, 2006 as RSG Capital Corporation and began operations in March 2007. The Company became a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, and a member of the Securities Investor Protection Corporation ("SIPSC"). The Company's brokerage activity is transacted on fully disclosed basis through a clearing broker.

The revenues of the Company are derived primarily from commission earned on the sale of variable annuities and private placements

The Company legally changed its name from RSG Capital Corporation to Crystal Bay Securities Inc. effective January 7, 2016.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes commissions from investment and annuity products as earned.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 *Financial Instruments with Off-Balance Sheet Risk and Concentrations of Risk*

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines and requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2017.

CRYSTAL BAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

Note 3 Commitments and Contingencies

Pursuant to the clearing agreement, the Company is to pay a $2,500 minimum monthly clearing charge (non-related party). The Expense Sharing Agreement (see Note 4) allocates annual (related party) expense of $139,504. Forecasted payments due the next two (2) years for all commitments of the Company are as follows:

	Non-Related Party	Related Party	Totals
2018	$30,000	$139,504	$169,504
2019	$30,000	$139,504	$169,504
Totals	$60,000	$279,008	$339,008

There are no other commitments or contingencies.

Note 4 Property & Equipment

Property and equipment are summarized by major classifications as follows:

	2017
Furniture and office equipment	$3,178
Less accumulated depreciation	($3,178)
Net property and equipment	$ 0

Depreciation expense was $353 for the year ended December 31, 2017.

Note 5 Litigation

The Company is the subject to an arbitration claim alleging damages of $169,793 for the sale of investment products. The claim is in the early stages and the Company has denied all of the allegations is vigorously defending this action. The Company is the subject to two claims alleging damages of $35,000 and an undetermined amount, respectively, for the sale of investment products. The claim is in the early stages and the Company has denied all of the allegations and is vigorously defending this action. The Company cannot ascertain the likelihood of an unfavorable outcome although believes is very unlikely, therefore, an accrual has not been recorded.

Note 6 Related party Transactions

On November 28, 2007, the Company entered into a month to month Expense Sharing Agreement with an affiliated company related through common ownership, for the purposes of allocating expenses between the Company and the Affiliate. The Agreement which was modified on February 1, 2016 provides a formula for allocating office space rental and the expense of equipment, supplies, and related overhead costs. For the year ended December 31, 2017, the Company paid $47,430 for office space rental under the terms of the Agreement. Additionally, the Company paid $5,958 for insurance, $6,750 for postage, 4,896 for office expense, and $74,470 for compensation, all of which are reported in reimbursed expenses on the statement of operations.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2017, the Company has net allowable capital of $39,061 which exceeded the required net capital by $34,061. The net capital ratio is 52.43% to 1.

Note 8 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 8 Enforcement & Disciplinary Action

The Company's sole owner and President, Rafael Golan, was informed by the FINRA Department of Enforcement on November 30, 2017 that it has made a preliminary determination to recommend that disciplinary action be brought against Mr. Golan. As of the issuance of these financial statements, no such action has been commenced. As the Company cannot ascertain what form of disciplinary action may be taken, and because the action would be taken against Mr. Golan and not the Company, an accrual has not been recorded.

CRYSTAL BAY SECURITIES INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(D)(4)
STATEMENT I
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	46,050
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		46,050
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2017		-
Total capital and allowable subordinated liabilities		46,050
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets - Commissions receivable		3,069
Other current assets - Prepaid expenses		3,920
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		39,061
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	39,061
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	1,365
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		34,061
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		33,061

See notes to financial statements and auditors' report.

CRYSTAL BAY SECURITIES INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
SCHEDULE II
DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	20,479
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	20,479
Ratio: Aggregate indebtedness to net capital		52.43%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2017)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		39,061
Net audit adjustments		-
Net capital per above		39,061

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Crystal Bay Securities Inc.

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Crystal Bay Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 18, 2018

Assertions Regarding Exemption Provisions

We, as members of management of Crystal Bay Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirementsunderRule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption reportprepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserveprovisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii).

Statement RegardingMeeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January1, 2017 through December 31, 2017.

Crystal Bay Securities Inc.

By:

Rafael Golan, President

2/1/18

Date

Document I: No Exceptions to Meeting Exemption

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Shareholder of Crystal Bay Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Crystal Bay Securities Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Crystal Bay Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Crystal Bay Securities Inc.'s management is responsible for Crystal Bay Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 18, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CRYSTAL BAY SECURITIES INC.
7499 WEST ATLANTIC AVE, SUITE 208
DELRAY BEACH, FL 33446

SEC # 8-67456
December Fiscal Year End

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tracie O'Keefe, 732-691-7010

2. A. General Assessment (item 2e from page 2) $242

B. Less payment made with SIPC-6 filed (**exclude interest**) (221)

10/17/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 21

E. Interest computed on late payment (see instruction E) for 64 days at 20% per annum 8

F. Total assessment balance and interest due (or overpayment carried forward) $29

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $29

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CRYSTAL BAY SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of January, 2018.

Rafael Golan, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$405,242
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	214,857
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,984
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________	
Enter the greater of line (i) or (ii)	
Total deductions	243,831
2d. SIPC Net Operating Revenues	$161,411
2e. General Assessment @ .0015 Rate effective 1/1/2017	$242
	(to page 1, line 2.A.)

CRYSTAL BAY SECURITIES INC.
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2017

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Crystal Bay Securities INC.

7499 West Atlantic Avenue
Suite 208
Delray Beach, FL 33446
Phone: 561-499-7009
Fax: 561-499-5009

March 15, 2018

To Whom It May Concern:

Please note that the audit's notes were revised so we are resubmitting a revised audit.

Sincerely,

Rafael Golan